UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

AVP, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
0241A205
(CUSIP Number)
Robert L. Kahan, Esq.
Dreier Stein & Kahan LLP
1620 26th Street, 6th Floor
North Tower
Santa Monica, CA 90404
(310) 828-9050
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 5, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	0241A205

1	NAMES OF REPORTING PERSONS: Leonard Armato

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		8,262,638 shares of common stock(1)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		8,262,638 shares of common stock(1)

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

8,262,638 (1) shares of common stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

31.4%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN
(1) Of the 8,262,638 shares beneficially owned by Mr. Armato, 6,466,840 shares are issuable upon exercise of currently exercisable stock options and a warrant.
(2) As reported by the Issuer in its preliminary proxy statement previously filed with the Securities and Exchange Commission on May 8, 2007. The percentage is calculated assuming the conversion or exercise of only Mr. Armato’s options and warrant.

CUSIP No.	0241A205

     This Amendment No. 1 to Schedule 13D (this “Amendment”) amends the below-indicated items from the Schedule 13D (the “Schedule 13D”) previously filed by or on behalf of the undersigned party (the “Reporting Person”), by supplementing such Items with the information below:

Item 4.	Purpose of Transaction
     (a) through (j)
     On April 5, 2007, AVP, Inc., a Delaware corporation (the “Issuer”), AVP Holdings, Inc., a Delaware corporation (“Holdings”), and AVP Acquisition Corp., a Delaware corporation (“Acquisition Corp.”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached to the Issuer’s current report on Form 8K filed with the Securities and Exchange Commission (the “Commission”) on April 9, 2007, as Exhibit 99.1. The Merger Agreement contemplates that Acquisition Corp. will merge with and into the Issuer (the “Merger”) whereby the Issuer shall continue as the surviving corporation and become a direct wholly owned subsidiary of Holdings and each share of the Issuer’s common stock (“Common Stock”), except for treasury shares, dissenting shares and shares held by Holdings and Acquisition Corp., will be converted into the right to receive $1.23 in cash (the “Merger Consideration”) following the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining Issuer shareholder approval for the transactions contemplated thereby. Except as otherwise provided in the Merger Agreement, all outstanding options to acquire shares of Common Stock will vest at the effective time of the Merger and holders of such options will receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share subject to the option for each share subject to the option. Except as otherwise provided in the Merger Agreement, all outstanding warrants to acquire shares of Common Stock will entitle the holders of such warrants to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share subject to the warrant for each share subject to the warrant, with the cash amount payable in accordance with the original vesting schedule applicable to the warrant. Immediately prior to the consummation of the Merger, the Reporting Person will contribute to Holdings all of the shares of Common Stock he owns and an additional amount of cash for shares of capital stock in Holdings.
     Following the consummation of the Merger, the Issuer will be a wholly-owned subsidiary of Holdings and shares of Common Stock will be delisted from the OTC Bulletin Board and will be deregistered under Section 12 of the Exchange Act. Pursuant to the terms of the Merger Agreement, the board of directors of Acquisition Corp. at the effective time of the Merger will become the board of directors of the Issuer and certain of the officers of the Issuer will continue as its officers. The certificate of incorporation and bylaws of the Issuer shall be amended and restated prior to the Merger in the forms attached to the Merger Agreement, which will be the certificate of incorporation and bylaws of the Issuer after the Merger.
     The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining approval of the Merger by the existing shareholders of the Issuer.
     In connection with the Merger, Holdings, Acquisition Corp and the Reporting Person entered into a voting agreement dated as of April 5, 2007 (the “Voting Agreement”), to aid in facilitating the consummation of the transactions contemplated by the Merger Agreement. Subject to the terms of the Voting Agreement, the Reporting Person has agreed to (a) vote all of the Common Stock that he owns (i) in favor of the approval of the Merger Agreement and each of the other transactions contemplated by the Merger Agreement to be performed by the Issuer and any actions required in furtherance thereof, and (ii) against (A) approval of any proposal made in opposition to or competition with consummation of the Merger or the Merger Agreement, or any Acquisition Proposal (as defined in the Merger Agreement) by any person or entity other than Holdings or Acquisition Corp. or any other action or agreement that, directly or indirectly, is inconsistent with or that is reasonably likely, to impede, interfere with, delay

CUSIP No.	0241A205

or postpone the Merger, (B) any proposal that is intended to, or is reasonably likely to, result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or the conditions to Holdings or Acquisition Corp.’s obligations under the Merger Agreement not being fulfilled, and (C) any change in the directors of the Issuer, any change in the present capitalization of the Issuer, any amendment of the Issuer’s certificate of incorporation or bylaws or any other material change in the Issuer’s corporate structure or business that is not requested or expressly approved by Holdings. Notwithstanding the foregoing, nothing set forth in the Voting Agreement shall restrict or prohibit the Reporting Person from performing his duties as Chairman and Chief Executive Officer of the Issuer. The Voting Agreement automatically terminates upon termination of the Merger and may be terminated upon agreement of the parties.
     The foregoing descriptions of the Merger Agreement and the Voting Agreement are qualified in their entirety by reference to such agreement.
     Except as set forth in the preceding paragraphs, as of the date hereof, the Reporting Person does not have any plan or proposal that relates to or would result in the matters described in (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
     (a)(b)
     The Reporting Person beneficially owns 8,262,638 shares of Common Stock, of which 1,795,798 shares are currently owned by the Reporting Person and 6,466,840 shares are issuable upon the exercise of currently exercisable stock options and a warrant. The shares beneficially owned by the Reporting Person represent 31.4% of the Common Stock assuming the Reporting Person’s exercise of all of his stock options and warrant. The Reporting Person possesses the sole power to vote and dispose of the shares, subject to the provisions of the Voting Agreement.
     (c) Except as described in this Schedule 13D, during the past 60 days there have been no other transactions in the securities of the Issuer effected by the Reporting Person.
     (d) Not Applicable.
     (e) Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Pursuant to the Voting Agreement, Mr. Armato has agreed to vote his shares in favor of the Merger.
     The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger dated April 5, 2007, by and among AVP, Inc., AVP Holdings, Inc. and AVP Acquisition Corp. (incorporated by reference to Exhibit 99.1 of the Issuer’s Current Report of Form 8K filed with the Commission on April 9, 2007).

Exhibit 2	Voting Agreement dated April 5, 2007, by and among Leonard Armato, AVP Holdings, Inc. and AVP Acquisition Corp. (incorporated by reference to Exhibit 2 of the Schedule 13D filed with the Commission on April 16, 2007 by Shamrock Capital Growth Fund II, L.P., Shamrock Capital Partners II, LLC, Stephen D. Royer, AVP Holdings, Inc. and AVP Acquisition Corp.).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2007	By:	/s/ Leonard Armato
		Name:	Leonard Armato